# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Critical Metals Corp., CIK 0001951089
CUSIP: G2662B103
Title of class of securities: Ordinary Shares, $0.001 par value per share
Address of issuer's principal executive offices: c/o Maples Corporate Services (BVI) Ltd, Kingston Chambers, PO Box 173, Road Town, Tortola, Virgin Islands British (D8), VG1110
Date of event which requires filing of this statement: 10/16/2025
Filed by CIK 0002013090
Persons authorized to receive notices and communications: Jason A. Rocha, White & Case LLP, 609 Main Street Suite 2900, Houston, Texas (TX), 77002, (713) 496-9700

## Reporting persons
- European Lithium Limited (CIK 0002013090): type of reporting person: other (OO); citizenship or place of organization: Australia (C3); source of funds: other (OO); sole voting power 53,036,338; shared voting power 0; sole dispositive power 53,036,338; shared dispositive power 0; aggregate amount beneficially owned 53,036,338 (45.1% of the class)
  Comment: (1) The aggregate amount of ordinary shares, $0.001 par value per share of the Issuer (the "Ordinary Shares"), beneficially owned by the Reporting Person is comprised of 66,416,641 Ordinary Shares acquired from the Issuer on February 27, 2024 in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated as of October 24, 2022, as amended as of January 4, 2023, July 7, 2023, and November 17, 2023 (the "Merger Agreement"), by and among the Issuer, the Reporting Person, Sizzle Acquisition Corp., a Delaware corporation, European Lithium AT (Investments) Limited, a BVI business company incorporated in the British Virgin Islands ("ELAT") and Project Wolf Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Issuer, as more fully described in the Issuer's Registration Statement on Form F-4 that was declared effective on December 27, 2023 and as supplemented on February 15, 2024 (the "Business Combination"), less shares subsequently transferred by the Reporting Person, including 3,030,303 shares sold pursuant to the Securities Purchase Agreement (as defined below).
  
  (2) Percent of class calculated based on an aggregate of 117,704,394 Ordinary Shares issued and outstanding as of October 16, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.001 par value per share
Name of issuer: Critical Metals Corp.
Address of issuer's principal executive offices: c/o Maples Corporate Services (BVI) Ltd, Kingston Chambers, PO Box 173, Road Town, Tortola, Virgin Islands British (D8), VG1110
Comment:
Explanatory Note

This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") amends and supplements the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the "SEC") on March 5, 2024 (as amended by Amendment No. 1 to Schedule 13D filed with the SEC on December 13, 2024, Amendment No. 2 to Schedule 13D filed with the SEC on July 1, 2025, Amendment No. 3 to Schedule 13D filed with the SEC on October 8, 2025, Amendment No. 4 to Schedule 13D filed with the SEC on October 14, 2025 and further amended by this Amendment No. 5, the "Schedule 13D"), relating the ordinary shares, $0.001 par value per share ("Ordinary Shares"), of Critical Metals Corp., a BVI business company incorporated in the British Virgin Islands (the "Issuer").

Unless specifically amended or supplemented by this Amendment No. 5, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined in this Amendment No. 5 shall have the meanings assigned to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following disclosure to Item 3:

Securities Purchase Agreement

On October 15, 2025, the Reporting Person entered into that certain Securities Purchase Agreement (the "Securities Purchase Agreement") with a third party, pursuant to which, upon the terms and conditions set forth therein, the Reporting Person agreed to sell, and the third party agreed to acquire, 3,030,303 Ordinary Shares of the Issuer for an aggregate purchase price to the Reporting Person of $50,000,000. The transactions contemplated by the Securities Purchase Agreement closed on October 16, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D is hereby amended to incorporate the amendments set forth in Item 3 to this Amendment No. 5 to Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate amount of Ordinary Shares of the Issuer beneficially owned by the Reporting Person is comprised of [53,036,338] Ordinary Shares after giving effect to the transactions contemplated by the Securities Purchase Agreement, which equates to 45.1% of the outstanding Ordinary Shares. See Item 3 above for a description of the Earnout Shares.

The percentage of the class is calculated based on an aggregate of 117,704,394 Ordinary Shares issued and outstanding as of October 16, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
European Lithium Limited
(1) Sole Voting Power: 53,036,338
(2) Shared Voting Power: 0
(3) Sole Dispositive Power: 53,036,338
(4) Shared Dispositive Power: 0
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, during the past 60 days none of the Reporting Persons or Covered Persons has effected any transactions in the Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the Ordinary Shares to which this Schedule 13D relates.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby amended to incorporate the amendments set forth in Item 3 to this Amendment No. 5 to Item 6.

## Signatures
- European Lithium Limited: /s/ Tony Sage, Tony Sage/Executive Chairman (10/20/2025)
- European Lithium Limited: /s/ Melissa Chapman, Melissa Chapman/Company Secretary (10/20/2025)